FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting

30 May 2018

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 19, 20, 22, 23 and 25 were passed as special resolutions. The Board welcomes the overwhelming vote by shareholders on Resolution 27 to reject the resolution requisitioned to create a Shareholder Committee. We will continue to actively engage with our shareholders, stakeholders and representative bodies, to ensure that we are aware of their views.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive the 2017 Report and Accounts	44,786,432,784	100	1,044,152	0.00	93.09	2,390,684
Resolution 2 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	44,384,841,256	99.18	366,523,976	0.82	93.01	38,493,640
Resolution 3 To re-elect Howard Davies as a director	44,547,535,196	99.46	240,277,316	0.54	93.09	2,070,148
Resolution 4 To re-elect Ross McEwan as a director	44,771,777,452	99.96	16,201,900	0.04	93.09	1,882,892
Resolution 5 To re-elect Ewen Stevenson as a director	44,755,822,684	99.93	31,988,348	0.07	93.09	2,086,436
Resolution 6 To re-elect Frank Dangeard as a director	44,771,756,812	99.96	16,000,100	0.04	93.09	2,141,628
Approval of Frank Dangeard's re-election by independent shareholders only	11,033,822,736	99.86	16,000,100	0.14	76.87	2,141,628
Resolution 7 To re-elect Alison Davis as a director	44,762,830,512	99.94	24,927,540	0.06	93.09	2,133,240
Approval of Alison Davis's re-election by independent shareholders only	11,024,896,436	99.77	24,927,540	0.23	76.87	2,133,240
Resolution 8 To re-elect Morten Friis as a director	44,771,655,776	99.96	15,992,892	0.04	93.09	2,247,532
Approval of Morten Friis' re-election by independent shareholders only	11,033,721,700	99.86	15,992,892	0.14	76.87	2,247,532
Resolution 9 To re-elect Robert Gillespie as a director	44,674,280,076	99.75	113,398,688	0.25	93.09	2,197,884
Approval of Robert Gillespie's re-election by independent shareholders only	10,936,346,000	98.97	113,398,688	1.03	76.89	2,197,884
Resolution 10 To elect Yasmin Jetha as a director	WITHDRAWN
Resolution 11 To re-elect Brendan Nelson as a director	44,691,319,856	99.78	96,390,076	0.22	93.09	2,191,768
Approval of Brendan Nelson's re-election by independent shareholders only	10,953,385,780	99.13	96,390,076	0.87	76.87	2,191,768
Resolution 12 To re-elect Baroness Noakes as a director	44,680,209,792	99.78	97,417,316	0.22	93.09	2,134,180
Approval of Baroness Noakes' re-election by independent shareholders only	10,952,275,716	99.12	97,417,316	0.88	76.87	2,134,180
Resolution 13 To re-elect Mike Rogers as a director	44,772,295,760	99.97	15,507,144	0.03	93.09	2,094,852
Approval of Mike Rogers' re-election by independent shareholders only	11,034,361,684	99.86	15,507,144	0.14	76.87	2,094,852
Resolution 14 To re-elect Mark Seligman as a director	44,691,412,912	99.78	96,305,784	0.22	93.09	2,180,280
Approval of Mark Seligman's re-election by independent shareholders only	10,953,478,836	99.13	96,305,784	0.87	76.87	2,180,280
Resolution 15 To elect Dr Lena Wilson as a director	44,771,879,876	99.96	15,779,328	0.04	93.09	2,212,832
Approval of Lena Wilson's election by independent shareholders only	11,033,945,800	99.86	15,779,328	0.14	76.87	2,212,832
Resolution 16 To re-appoint Ernst & Young LLP as auditors	44,783,248,144	99.99	4,771,488	0.01	93.09	1,858,492
Resolution 17 To authorise the Group Audit Committee to fix the remuneration of the auditors	44,784,770,504	99.99	3,413,280	0.01	93.09	1,701,096
Resolution 18 To renew the directors' authority to allot shares	44,514,429,036	99.39	273,358,328	0.61	93.09	2,105,824
Resolution 19 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	44,736,828,324	99.89	50,713,992	0.11	93.09	2,353,432
Resolution 20 To grant the directors' additional authority to allot equity securities on a non pre-emptive basis in connection with the purposes of financing a transaction	44,388,740,848	99.11	398,591,676	0.89	93.09	2,563,636
Resolution 21 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	44,613,094,340	99.61	174,256,468	0.39	93.09	2,537,636
Resolution 22 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	44,589,519,764	99.56	197,673,992	0.44	93.09	2,701,312
Resolution 23 To permit the holding of General Meetings at 14 clear days' notice	44,182,948,748	98.65	605,279,152	1.35	93.09	1,663,160
Resolution 24 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	44,457,784,036	99.26	329,735,500	0.74	93.09	2,338,316
Resolution 25 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	44,601,233,120	99.59	183,973,380	0.41	93.08	4,648,872
Resolution 26 To renew the authority to offer shares in lieu of a cash dividend on ordinary shares	44,784,514,360	99.99	3,754,716	0.01	93.09	1,600,804
Resolution 27 To direct the Board to establish a Shareholder Committee	604,988,864	1.35	44,117,313,068	98.65	92.95	67,400,036

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

As at 25th May 2018 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 48,112,711,764.

Contact

RBS Media Centre
+44 (0)131 523 4205
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 May 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary